May 16, 2025

Kelly Janzen
Executive Vice President and Chief Financial Officer
Vestis Corporation
1035 Alpharetta Street, Suite 2100
Roswell, Georgia 30075

       Re: Vestis Corporation
           Form 10-K for Fiscal Year Ended September 27, 2024
           Item 2.02 Form 8-K filed May 6, 2025
           File No. 001-41783
Dear Kelly Janzen:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K filed May 6, 2025
General

1.     When you present and/or discuss a non-GAAP measure/ratio in your Item
2.02 Forms
       8-K (in Exhibit 99.1) and investor presentations (in Exhibit 99.2 or on your website), please also present and/or discuss the comparable GAAP measure/ratio in the same manner. For example, net income, net income margin, debt to net income ratio and cash provided by operating activities to net income ratio should be presented and/or discussed when adjusted EBITDA, adjusted EBITDA margin, net leverage and free cash flow to adjusted EBITDA ratio are presented and/or discussed. Also, disclose in greater detail with quantification the nature of the underlying amounts recorded in each period presented in the (a) severance and other charges, (b) separation related charges and (c) gains, losses, settlements and other reconciling line items of the adjusted EBITDA and adjusted net income reconciliations from net income. Refer to
       Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations, Item 10(e)(1)(i) of Regulation S-K and Rule 100(a) of Regulation G,
       as applicable. Additionally, refer to Questions 103.01 and 103.02 of the Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations.
 May 16, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services